







Siva Nadarajah

Jun 19 •

I didn't share the link publicly yet. But If anyone still interested. We are close to hitting our target.

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WEFUNDER.COM

Invest in JOGO Health: Stroke, chronic pain & incontinence treatment via telehealth with w...

Sashi Vasu and 4 others











JOGO Investors

Anu, Durai, Emiliano, GV, Harish,...

June 8, 2021

Dear Investors, today we opened our funding site **only** to previous investors and their friends and family. You or your friends can make a commitment starting today on the site.

11:44 AM

https://wefunder.com/jogohealth

11:44 AM

Invest in JOGO Health: Stroke, chronic pain & incontinence treatment via t...

wefunder.com

https://wefunder.com/jogohealth

11:45 AM

Dear Team, in a few weeks time we will be launching our next round of funding to build upon our tremendous growth on the commercial and the clinical fronts. The demand for JOGO has been extremely encouraging from US, India and the middle east(UAE). Also in March of this year, US government (SEC) increased the regulation crowdfunding known as REG-CF limit to $5M and removed the minimum , encouraging small time investors to invest in start-ups. So will be launching a crowdfunding option for this round as well. Many of you have already indicated your interest in investing. If you don't mind please ping me privately the amount you are planning to invest in this round. There is no minimum on the crowdfunding. I am personally investing $500K in the crowdfunding round. Also, you can check with your friends as well before we open up to the public. The terms for this round will be "convertible notes", where investors get a large discount on Series A.

6:15 PM ✓✓



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